SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/15/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
422,360

8. SHARED VOTING POWER
473,249

9. SOLE DISPOSITIVE POWER
422,360
_______________________________________________________

10. SHARED DISPOSITIVE POWER

473,249

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
895,609  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.60%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 26, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
A member of the group has submitted the letter in Exhibit A.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on April 29, 2013, there were 15,985,741 shares outstanding as of February 28, 2013. The percentage set forth herein was derived using such number. Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos and Steven Samuels are deemed to be the beneficial owner of 895,609 shares of BSP (or 5.60% of the outstanding shares) solely by virtue of Bulldog Investors,LLC's power to direct the vote of, and dispose of, these shares. Those 895,609 shares of BSP are also beneficially owned by clients of Bulldog Investors, LLC. The Reporting Persons disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(b) Bulldog Investors, LLC has sole power to dispose of and vote 422,360 shares. Bulldog Investors, LLC has shared power to dispose of and vote 473,249 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of BSP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) Since the last filing on 7/26/13 no shares of BSP were purchased or sold.




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/19/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:


Philip and Judy Kauffman Goldstein
c/o Bulldog Investors, 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092//Fax: (201)556-0097 //pgoldstein@bulldoginvestors.com


August 14, 2013

Richard J. Ertel
Secretary
American Strategic Income Portfolio Inc. III
800 Nicollet Mall
Minneapolis, Minnesota 55402

Dear Mr. Ertel:

	We have beneficially owned of shares American Strategic Income Portfolio Inc. II(the "Fund") valued in excess of $2,000 for more than 12 months. We intend to continue to hold our shares through the next meeting of stockholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

RESOLVED: It is recommended that shareholders be afforded an opportunity to realize a price at close to Fund's net asset value for their shares.

SUPPORTING STATEMENT

As of August 9, 2013, the Fund's shares closed at $8.00, a discount of 13.3% from their net asset value of $9.22 per share. Over the past five years, the average discount has been greater than 14%. We believe shareholders should now be afforded an opportunity to realize NAV for their shares. There are a number of ways to achieve this objective including converting the Fund to an open-end fund which would allow daily redemptions,or to an interval fund which would conduct periodic self-tender offers at or close to NAV.

If you would like to be able to sell your shares at or close to NAV rather than at a double-digit discount, please vote in favor of this proposal.

					Very truly yours,



					Phillip and Judy Kauffman Goldstein